January 16, 2015

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Dolphin Digital Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed August 15, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 21, 2014
File No 0-50621

Dear Mr. Spirgel:

We hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Dolphin Digital Media, Inc. (the “Company”) dated December 5, 2014, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2014.  For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.

Special Note Regarding Forward Looking Statements, page 1

1.
Please delete the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.  Please note this comment applies to periodic reports filed on Form 10-Q.

Response:

The Company respectfully acknowledges the Staff’s comment and will not include reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 in future filings of Form 10-Q and Form 10-K.

Item 1. Business, page 1

2.	Please update this section. Clearly distinguish and balance historical, current and aspirational operation, and do not place an undue emphasis on cancelled agreements or defunct projects.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide in a subsequent correspondence an updated Business section responsive to the Staff’s comment.

Dolphin Digital Studios, Page 2

3.
Please tell us why you completed only one project as of December 31, 2013 under your finance and production pursuant to the equity finance agreements from 2011 and 2012.  We note you have invested funds from your equity finance agreements into eleven projects.  Please tell us the amount of funds invested in each project and the material terms of the agreements, including but not limited to, the number of investors participating and whether revenue share percentages are to be split between investors and the company evenly among the different web series productions.  Lastly, please confirm that you will disclose this information in future filings.

Response:

The Company respectfully acknowledges the Staff’s comment.  For the year ended December 31, 2011, the Company received $895,000 and an additional $105,000 in the year ended December 31, 2012 of financing from three persons, all of whom are accredited investors.  Each of the persons lending money to the Company executed a separate financing agreement which entitled them to participation interests in any project for which funds were expended prior to December 31, 2012.  Pursuant to the terms of the agreement, the Company agreed to produce no less than one and no more than eight productions before December 31, 2012.   The financing proceeds were allocated across eleven projects and the Company produced two productions.  Lenders are entitled to receive, from the producers’ gross receipts (as defined in the agreements) generated by the project, (i) first, a return of their principal, (ii) second, a preferential return of 15% of their principal and (iii) third, a fifty percent (50%) split of any additional producers’ gross receipts (with the Company receiving the other fifty percent).  Each of the agreements provides that the Company is entitled to earn a producer’s fee of up to $250,000 per production which is considered part of the expenses of the project and paid prior to calculation of the producers’ gross receipts.

The Company respectively advises the Staff that, of the total amount received, (i) approximately $532,000 was used to produce Cybergeddon and Hiding, the two projects that have been completed and (ii) the other $468,000 was used to develop or purchase scripts for the other nine projects.  While the Company currently owns all rights with respect to these projects, it does not anticipate commencing production until and unless it or one of its content distributors has secured advertising for the specific project.  The Company respectively advises the Staff that providing the actual expenses incurred, or investments made, on a project by project basis would cause the Company competitive harm and, the Company believes, would not provide investor additional material information.  In future filings, the Company will provide the following information (1) the aggregate amount of funds received from lenders and the number of such persons, (ii) the number of projects in which such funds have been invested, and (iii) the amount of funds invested in projects which (A) have been completed, (B) are in pre-production or production and (C) are still pending development.

4.	We note that your statement “Dolphin Digital Studios expects to produce several web series a year” appears overly aspirational and not based in fact. Please remove this statement in future filings.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company will remove such statement in future filings until such time as the Company has a track record of producing multiple web series within a year period.

5.	Please make clear that your online distribution revenue projections are aspirational and forward-looking. Revise your disclosure on page 12 as well.

Response:

The Company respectfully acknowledges the Staff’s comment and in future filings will make clear that such projections are aspirational and forward-looking unless firm commitments exist with respect to online distribution revenue.  The Company will include in its revised Business Section the revised disclosure on page 12 accordingly.

Cambio Distribution Partnership, page 4

6.	It appears this project has been cancelled. Please remove and update your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the subject project has been cancelled.  The Company has already deleted reference to such project from its Form 10-Q for the fiscal quarter ended September 30, 2014 and will not include it in any subsequent filings.

Kids Club, page 4

7.
Please disclose the name of the philanthropic organization you partnered with to create Club Connect.  Please tell us why you did not file this agreement on a Form 10-Q during the appropriate interim period for 2013.

Response:

The Company respectively acknowledges the Staff’s comment.  The Company entered into this agreement in the ordinary course of business with United Way Worldwide.  The Company has determined that the Company’s business is not “substantially dependent” on the referenced contract, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B). Regulation S-K, Item 601(b)(10)(ii)(B) requires the filing of a material agreement entered into the ordinary course of a company’s business if such company is substantially dependent on such material agreement. The relevant example provided in this Item and our interpretation of this Item’s fundamental purpose leads us to conclude that the determination of whether a company is substantially dependent on a contract should include two primary concepts:

●
whether the loss of such contract would have a materially adverse effect on the company’s financial condition so significant that it would result in a fundamental change in the nature or structure of the company’s business; and

●
whether the company has at its disposal, within a reasonable period of time, access to adequate alternate means on commercially reasonable terms to replace the lost contract in the event it is terminated.

For the three and nine months ended September 30, 2014, the Company recognized $16,501 in revenue related to services provided under the Club Connect agreement.  The Company anticipates that the revenue generated during 2015 pursuant to this agreement will be less than five percent (5%) of the Company’s aggregate revenue for 2015.  In future filings, the Company will include in the description of Club Connect that United Way Worldwide is the name of the philanthropic organization that we partnered with to create Club Connect.  In addition, in future filings the Company will confirm, to the extent true, that this project is in its early development stage and that the Company does not anticipate generating material revenue pursuant to this agreement in the succeeding twelve months.

Item 1A. Risk Factors, page 6

Certain Risk Factors Relating to our Business, page 7

8.
We note that a large number of risk factors appear overly generic and could apply to any business.  Please revise your risk factors so that they are narrowly tailored towards your particular business plan and highlight the current status of your business operations.  For example, please include separate factors to address, among other items:

●
your failure to complete ten of eleven projects financed under your equity finance agreements from 2011 and 2012, and your failure to generate revenues from your sole production as of December 31, 2013;

●	your ability or inability to finance production and programming projects. Please discuss specifically the amount of funds set aside to finance projects for 2014 and whether these funds are adequate.

●	your net loss and accumulated deficit. We note these figures total $944,640 and $37,627,079, respectively, for the period ending June 30, 2014.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide in a subsequent correspondence an updated Risk Factor section responsive to the Staff’s comment above.

9.
Please disclose that a majority of your 2013 revenue, $1,500,000 of your $2,293,880, or 65% did not come from your intended business operations---production of digital content and advertising.  Rather, disclose that your service revenue come from a related party agreement with your chief executive officer to provide management personnel and office space.

Response:

The Company respectfully acknowledges the Staff’s comment and has included a discussion of the related party agreement in the proposed revisions of the Management Discussion and Analysis sections of each of the Form 10-K for fiscal year ended December 31, 2014 and the Form 10-Q for fiscal quarter ended June 30, 2014, attached hereto as Annex A and Annex B, respectively.

Certain Factors Relating to our Common Stock, page 8

10.
Please disclose the Securities and Exchange Commission judgments against Messrs. Malcolm Stockdale, Pino Baldassarre and Robert Mouallem, and how these judgments have impacted your stock and may impact your stock moving forward. Provide the following citation, Securities and Exchange Commission v. Giuseppe Pino Baldassarre, Robert Mouallem, and Malcolm Stockdale, Civil Action No. 11 Civ 5970 (ARR) (E.D.N.Y.).

Response:

The Company respectfully acknowledges the Staff’s comment.  However, the Company respectively advises the Staff that it does not believe that these judgments will impact our stock price moving forward.  Mr. Baldassarre’s employment with the Company was terminated with cause on March 20, 2009 and settled all pending claims with Mr. Baldassarre in February 2010.  The Company has not had any association with Malcolm Stockdale since 2010 and Robert Mouallem was never associated with the Company.  The Company does not currently have any relationship or affiliation with any of these individuals nor any current liabilities or obligations arising from its prior relationship with these individuals.  Furthermore, none of the three individuals are “covered persons” as defined in Rule 506(d).  Therefore the Company does not believe that these judgments will impact the Company’s stock or its ability to raise future capital and, consequently, does not believe it would be appropriate to include any disclosure regarding these judgments in its risk factors.

Item 7. Management’s Discussion and Analysis, page 12

11.
Please revise your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results.  In doing so, provide a tabular disclosure to summarize results of operations for the past two fiscal years.  Please discuss any known trends, demands, commitments, events and uncertainties that pose a risk or threat to the company in your narrative to the results of operations disclosure.  See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.  For example, based upon your recent production history, tell us how you intend to fund and complete production for digital products expected for release in the first quarter of 2015.

Response:

The Company respectfully acknowledges the Staff's comment concerning the Management's Discussion and Analysis sections of the Form 10-K for fiscal year ended December 31, 2013 and the form 10-Q for fiscal quarter ended June 30, 2014. In future filings the Company will provide a Management Discussion and Analysis section in line with the Staff’s requested revisions. Attached hereto are Annex A and Annex B as a sample of the Management Discussion and Analysis sections that the Company will file for future Forms 10-K and 10-Q, respectively.

Item 15. Exhibits and Financial Statement Schedules, page 26

12.
It does not appear that you filed your employment agreement with Mr. William O’Dowd, IV, dated September 7, 2012, effective January 1, 2012, during the interim period September 30, 2012.  Please advise.  Refer to Item 601(b)(10)(iii)(A).

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the employment agreement between the Company and Mr. William O’Dowd, IV was filed on Form 8-K on September 19, 2012.

13.	Please file Exhibit 21 as required by Item 601(b)(21) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and plans to file Exhibit 21 as required by Item 601(b)(21) with the Form 10-K for fiscal year ended December 31, 2014.

14.	Please advise whether you filed the equity finance agreements from 2011 and 2012. If not, please file these agreements in your next Form 10-Q as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and will file the form of equity finance agreement used in connection with the financing received during 2011 and 2012 with the Form 10-K for fiscal year ended December 31, 2014.

15.
It appears you did not file the related party agreement with your chief executive officer to provide management personnel and office services.  Please advise or file this agreement in your next 10-Q as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and will file the related party agreement with the chief executive officer with the Form 10-K for fiscal year ended December 31, 2014.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

General

16.
We note that your recent periodic reports contain a version of the following statement, “The Company expects to generate additional gross producer revenues subsequent to quarter end at which time the investors will receive their pro rata share of the revenue.” Please delete these types of statements as they do not appear to reflect an accurate description of your past, present or prospective results of operations.

Response:

The Company respectfully acknowledges the Staff’s comment and will delete the referenced statement and any other statements that do not reflect an accurate description of the Company’s past, present or prospective results of operations.

*****

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports.  Please direct any comments or requests for further information to Mirta Negrini, our Chief Financial and Operating Officer or me at 305-774-0407.

Best regards,

/s/ William O’Dowd IV
William O’Dowd IV
Chief Executive Officer
Dolphin Digital Media, Inc.

Cc:	Kara L. MacCullough
Greenberg Traurig, P.A.

ANNEX A

Revised Management’s Discussion and Analysis in
 Form 10-K for Fiscal Year Ended December 31, 2013

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements and the notes thereto, which are included elsewhere in this Form 10-K.  The following discussion includes forward-looking statements that involve certain risks and uncertainties, including, but not limited to, those described in Item 1A. Risk Factors. Our actual results may differ materially from those discussed below. See “Special Note Regarding Forward-Looking Statements” and Item 1A. Risk Factors.

OVERVIEW

We derive revenue through the online distribution of the web series produced and distributed by Dolphin Digital Studios and the provision of production management and back office services to an affiliated entity.  The table below sets forth the components of revenue for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
Revenues:	2013	2012
Production	$793,880	$3,863,935
Services	1,500,000	-
Total revenue	$2,293,880	$3,863,935

Our production revenue is generated from the production and distribution of online content, primarily web series.  During 2012, we produced and released two web series, “Cybergeddon” and “Hiding”, and derived revenues of approximately $3.9 million from these two projects.  For the year ended December 31, 2013, we derived additional revenues in the amount of approximately $0.8 million from sponsorship and foreign distribution of these two productions.   During 2013, we concentrated our efforts in identifying and acquiring the rights to certain properties that we intend to produce for online distribution.

Our services revenue is principally generated from a service agreement with an entity directly owned by our CEO, a related party, in which the Company agreed to provide the entity with management team and back office services.  We are paid an annual fee of $2.0 million for our services during the term of the agreement, which runs from April 1, 2013 through December 31, 2014.

Dolphin Digital Studios

Dolphin Digital Studios is our digital entertainment division which creates original content to premiere online and has been our primary focus in the past two years.

Cybergeddon

During 2012, we announced our project “Cybergeddon.”  We partnered with Anthony Zuiker, the visionary creator of the CSI- Crime Scene Investigation franchise, and his production company Dare to Pass, and Yahoo! Inc., a premier digital media company, for this motion picture event which brings to life the growing threat of cybercrime.  True to his storytelling form, Mr. Zuiker engaged Norton by Symantec to leverage its technical credibility and security insights to help inform and guide the narrative.  We created digital episodes in the Cybergeddon series of approximately eight to fifteen minutes in length.  Cybergeddon was released September 25, 2012, through Yahoo!’s global online distribution.  During 2013, the Cybergeddon production was nominated for three Streamy Awards and Missy Peregrym (Rookie Blue), the lead actress, won for Best Female Performance in a Drama.  Subsequent to 2013, Cybergeddon was packaged for home video sales that went to market in March of 2014.

Kids Clubs

In February 2012, we announced our entry into “Kids Clubs” or online websites to serve as destinations for entertainment and information. We seek to partner with established “brands” in the children’s space, and to expand each brand’s existing online audience through the promotion of original content supplied and/or sourced by Dolphin Digital Studios.  We believe that premium entertainment offerings, such as original web series, will serve to both increase audience through positive word of mouth and to increase engagement, or length of time on site. Furthermore, we believe that the Kids Clubs have the potential to serve as a platform for sponsorship and other marketing opportunities, such as contests and sweepstakes, and as strong marketing vehicles for the respective brands, as they keep the brands “top of mind” for the youngest generation, and in a space (the online world) where they increasingly go.

In February 2012, we entered into an agreement with U.S. Youth Soccer to create the “US Soccer Clubhouse” website and hired a third party to build the US Soccer Clubhouse website at an initial cost of approximately $125,000, of which we paid $50,000 at closing and $3,000 a month for the next twenty-five months.  We have not yet generated any revenue from this agreement.

On May 21, 2012, we entered into an agreement with a note holder to form Dolphin Kids Club LLC. Under the terms of the agreement, the note holder agreed to convert $1,500,000 aggregate principal amount of its note into equity of Dolphin Kids Club, LLC and made additional capital contributions of $1,500,000 during the year ended December 31, 2012.  In exchange the note holder received a 25% membership interest in the newly formed entity. We hold the remaining 75% and thus controlling interest in the entity. The purpose of this entity is to create and operate online Kids Clubs for selected charitable, educational and civic organizations. The agreement encompasses Kids Clubs created between January 1, 2012 and December 31, 2016. It is a “gross receipts agreement” and we are responsible for paying all associated operating expenses. Net income will be attributable to each member based on the thresholds established in the operating agreement of the entity. Dolphin Kids Clubs, LLC has been consolidated in our consolidated financial statements with amounts attributable to the noncontrolling interest presented as a separate component of shareholders’ equity. As of December 31, 2013, the Company recorded a noncontrolling interest of $3,000,000 for the 25% interest in Dolphin Kids Clubs LLC.

In 2013, the Company entered into an agreement with United Way Worldwide to create Club Connect.  Club Connect is a kids club that promotes the organization’s philanthropic philosophy and encourages literacy in elementary school age children.  According to various studies, high school drop-out rates have a direct, proportional correlation to 3rd grade reading proficiency. If a child is already behind in their reading proficiency after 3rd grade, they are over 4x more likely to drop-out of high school (a rate which increases to 10x for minority children). In the U.S., nearly 60% of fourth graders are not reading at their grade level. Club Connect is an online site that offers reading activities, articles and games. It also promotes parent engagement by emailing parents and continuously messaging the importance of reading and parent involvement to achieve reading proficiency. Club Connect has also partnered with Scholastic Books to provide a Reading Oasis to schools that are sponsored by a donor. Donors may sponsor a school for $10,000 which entitles each child in the school to receive an annual Club Connect membership and a Reading Oasis for the school. A Reading Oasis is a location in a school that is transformed into a reading room. Scholastic Books will provide the Reading Oasis with hundreds of books (K-3), listening library, colorful bean bag chairs, a reading themed carpet, book cases, and a stereo listening center with four headphones.

As of December 31, 2013, we have not recorded any revenue from this agreement.  During the year ended December 31, 2013, the Company incurred approximately $90,000 in expenses related to this agreement.

RESULTS OF OPERATIONS

Year ended December 31, 2012 as compared to year ended December 31, 2013

Revenues

We derive revenues from the production and distribution of online content and the provision of production management and back office services to an affiliated entity.

Production

One of our revenue streams derives from the production and distribution of online content, primarily web series.  During 2012, we produced and released two web series, “Cybergeddon” and “Hiding”, and derived revenues of approximately $3.9 million from these two projects.  For the year ended December 31, 2013, we derived additional revenues in the amount of approximately $0.8 million from sponsorship and foreign distribution of these two productions.  Subsequent to year end, Cybergeddon was packaged for home video sales that went to market in March of 2014.  During 2013, we concentrated our efforts in identifying and acquiring the rights to certain properties that we intend to produce for online distribution.

Services

For the year ended December 31, 2013, we recorded $1.5 million in revenue related to the service agreement that we have with an entity directly owned by our CEO.

As part of our services business, we have partnered with several organizations to create Kids Clubs.  We did not derive any revenues relating to the Kids Clubs during 2013.

Expenses

Our primary operating expenses include direct costs, payroll and general and administrative costs.

Direct costs include amortization of capitalized production costs, participation and residual costs and marketing costs attributable to a production.  Direct costs decreased from approximately $3.4 million in 2012 to approximately $0.7 million in 2013.  We amortize capitalized production costs using the individual film forecast method that uses a ratio of actual revenues over ultimate revenues expected for the production.  Two web series were released in 2012 and the majority of the ultimate revenues expected from these productions were derived in 2012.  As a result, most of the costs were also amortized during 2012.

General and administrative costs increased from approximately $1.9 million in 2012 to approximately $2.4 million in 2013.  This increase was mainly due to approximately $0.2 million related to the creation of websites and licensing fees for the Kids Clubs.  We also increased the use of consultants in our web series business to source partners for sponsorship in a production and develop new business initiatives, which resulted in approximately $0.2 million in costs.  Travel and entertainment increased by approximately $0.1 million as our CEO has significantly increased his travel to develop new business and manage our Los Angeles office.

Payroll costs decreased from approximately $1.9 million to approximately $1.2 million mostly due to our Chief Executive Officer being awarded a one-time bonus during the year ended December 31, 2012 in the amount of $1.0 million that was accrued, but not paid.  We also increased our head count by five employees with total payroll costs related to these new hires of approximately $0.2 million for 2013.

In 2013, we decided to no longer pursue any sales or marketing of Dolphin Secure.  As a result, we wrote off approximately $8,000 of related products that were recorded as inventory that was included in general and administrative expenses on our consolidated statement of operations.

Other Income and expenses

Other income/(expenses) decreased by approximately $0.5 million to approximately $(0.5) million in 2013 as compared to 2012.  This decrease was mainly due to our deconsolidating a foreign subsidiary resulting in a net gain on deconsolidation of approximately $0.2 million during 2012.  Our interest expense increased by approximately $0.2 million from approximately $0.3 million in 2012 to approximately $0.6 million in 2013, mostly due to interest accrued on the compensation of and interest accrued on loans from our Chief Executive Officer that increased by a net amount of approximately $2.3 million during 2013.  During 2012, we recorded a gain from the valuation of a derivative financial liability in the amount of approximately $0.1 million.  This derivative financial liability was cancelled during 2012.

Net Loss

Net loss was approximately $2.5 million or $(0.03) per share for the year ended December 31, 2013 based on 81,892,348 weighted average shares outstanding as of December 31, 2013 and approximately $3.4 million or $(0.04) per share for the year ended December 31, 2012 based on 81,892,348 weighted average shares outstanding as of December 31, 2012.  The decrease in net loss between 2013 and 2012 was related to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows used in operating activities decreased by approximately $1.2 million from approximately $3.0 million for the year ended December 31, 2012 to approximately $1.8 million for the year ended December 31, 2013.  This decrease was mainly due to the use of funds related to capitalized production costs decreasing by approximately $2.3 million from approximately $2.6 million for year ended December 31, 2012 to approximately $0.03 million for the year ended December 31, 2013.  This decrease was related to costs incurred for the two web series we produced and released during 2012.  In addition, we decreased our use of cash for other current liabilities by approximately $0.9 million due to our paying during 2012 approximately $1.1 million for production costs of “Hiding” that had been incurred during 2011, partially offset by production costs paid during 2013 of approximately $0.2 million that were incurred during 2012.  We used several consultants during 2013 to assist in developing partnerships for digital projects, sourcing integration partners, and website development for Kids Clubs.  For the year ended December 31, 2013, we increased cash derived from other current assets by approximately $0.2 million mostly due to a producer’s fee of approximately $0.2 million received during the year ended December 31, 2013.  During 2013, cash flows used for investing activities were minimal and did not significantly change.

Cash flows from financing activities decreased by approximately $1.0 million from approximately $3.2 million for the year ended December 31, 2012 to approximately $2.2 million for the year ended December 31, 2013.  This decrease is mostly due to our receiving approximately $2.9 million as partial payment for a 25% interest in our subsidiary, Dolphin Kids Clubs, LLC.  (The total investment was $3.0 million of which $150,000 was received during 2011).  During 2012, we also received $250,000 from the sale of common stock, $35,000 from the sale of warrants and $105,000 for a revenue sharing agreement accounted for as debt.  This was offset by a net of approximately $2.3 million received as loans from our Chief Executive Officer and repayment of a note payable in the amount of $55,000.

As of December 31, 2013 and 2012, we had cash of approximately $0.7 million and approximately $0.3 million, respectively, and a working capital deficit of approximately $7.7 million and approximately $5.5 million, respectively.

Financing Arrangements

During 2011 and 2012, we secured financing for a slate of projects through Equity Finance Agreements in the amount of $1,000,000 that were entered into during 2011 and 2012. Pursuant to the terms of the agreements, we were permitted to invest in projects through December 31, 2012.  These funds were allocated across eleven projects.  Lenders are entitled to receive, from the producers’ gross receipts generated by each of the eleven projects, (i) first, a return of their principal, (ii) second, a preferential return of 15% of their principal and (iii) third, a fifty percent (50%) split of any additional producers’ gross receipts (with the Company receiving the other fifty percent).  The agreement defines “producers’ gross receipts” as the net profit of the production after all costs have been paid and after the actors and others have been paid their pro rata share of any subsequent revenue.  Each of the agreements provides that the Company is entitled to earn a producer’s fee of up to $250,000 per production which is considered part of the expenses of the project and paid prior to calculation of the producers’ gross receipts.

Based on the gross producers’ revenues through December 31, 2013, we are not required to pay the lenders any amount in excess of the existing liability already recorded as of December 31, 2013.  Two of the productions were completed as of December 31, 2013 and there was immaterial producer gross receipts generated as defined in the Equity Finance Agreements as of December 31, 2013.  To the extent that we generate additional gross producer revenues subsequent to year end, the lenders would be entitled to receive their pro rata share of such revenue.

Going Concern

Our independent auditors issued an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern based upon our net loss for the years ended December 31, 2013 and 2012, our accumulated deficit as of December 31, 2013 and 2012 and our level of working capital. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is planning to raise any necessary additional funds through loans, project-specific financing and additional sales of our common stock; however, there can be no assurance that we will be successful in raising any necessary additional loans or capital.

ANNEX B

Revised Management’s Discussion and Analysis in
Form 10-Q for Fiscal Quarter Ended June 30, 2014

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Special Note Regarding Forward Looking Statements

Certain statements in this Form 10-Q under “Management’s Discussion and Analysis” constitute “forward-looking” statements for purposes of federal and state securities laws.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements are indicated by words or phrases such as “anticipates,” “projects,” “believes,” “intends,” “expects,” and similar words or phrases. Such factors include, among others, the following: competition; seasonality; success of operating initiatives; new product development and introduction schedules; acceptance of new product offerings; advertising and promotional efforts; adverse publicity; availability, changes in business strategy or development plans; availability and terms of capital; labor and employee benefit costs; changes in government regulations; and other factors particular to us.

Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, our actual results, performance, or achievements may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. We disclaim any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to our forward-looking statements as a result of being a penny stock issuer.

References in this Form 10-Q to “Company,” “we,” “us,” and “our,” are references to Dolphin Digital Media, Inc. and its consolidated subsidiaries, Hiding Digital Productions, LLC, Cybergeddon Productions, LLC and Dolphin Kids Clubs LLC.

OVERVIEW

We derive revenue through the online distribution of the web series produced and distributed by Dolphin Digital Studios and the provision of production management and back office services to an affiliated entity.  The table below sets forth the components of revenue for the six months ended June 30, 2014 and 2013.

	For the six months ended June 30,
Revenues:	2014	2013
Production	$51,192	$787,180
Services	1,000,000	500,000
Total revenue	$1,051,192	$1,287,180

Our production revenue is generated principally from the sale of web series.  We recognized $51,192 and $787,180 of revenues from online content for the six months ended June 30, 2014 and 2013, respectively and $48,692 and $17,560 for the three months ended June 30, 2014 and 2013, respectively. These were derived from online productions that premiered in 2012. The production revenues in 2014 were mainly derived from the sale of licensing rights of its productions in foreign territories.

Our services revenue is generated from a service agreement with an entity directly owned by our CEO, a related party, in which the Company agreed to provide the entity with management team and back office services.  We are paid an annual fee of $2.0 million for our services during the term of the agreement, which runs from April 1, 2013 through December 31, 2014.  We recorded $500,000 and $1.0 million in revenue related to this agreement for the six months ended June 30, 2013 and 2014, respectively.

Dolphin Digital Studios

Dolphin Digital Studios is our digital entertainment division which creates original content to premiere online and has been our primary focus in the past two years.  During the quarter ended June 30, 2014, Dolphin Digital Studios concentrated its efforts in identifying certain properties that it intends to produce for online distribution and negotiating strategic agreements with advertisers and platforms for the production and distribution of a variety of web series. We expect that some projects may be self-financed, while some projects may feature strategic and financial partnerships.

Cybergeddon

During 2012, we announced our project “Cybergeddon.”  We partnered with Anthony Zuiker, the visionary creator of the CSI- Crime Scene Investigation franchise, and his production company Dare to Pass, and Yahoo! Inc., a premier digital media company, for this motion picture event which brings to life the growing threat of cybercrime.  True to his storytelling form, Mr. Zuiker engaged Norton by Symantec to leverage its technical credibility and security insights to help inform and guide the narrative.  We created digital episodes in the Cybergeddon series of approximately eight to fifteen minutes in length.  Cybergeddon was released September 25, 2012, through Yahoo!’s global online distribution.  During 2013, the Cybergeddon production was nominated for three Streamy Awards and Missy Peregrym (Rookie Blue), the lead actress, won for Best Female Performance in a Drama.  Subsequent to 2013, Cybergeddon was packaged for home video sales that went to market in March of 2014.

Kids Clubs

In February 2012, we announced our entry into “Kids Clubs” or online websites to serve as destinations for entertainment and information. We seek to partner with established “brands” in the children’s space, and to expand each brand’s existing online audience through the promotion of original content supplied and/or sourced by Dolphin Digital Studios.  We believe that premium entertainment offerings, such as original web series, will serve to both increase audience through positive word of mouth and to increase engagement, or length of time on site. Furthermore, we believe that the Kids Clubs have the potential to serve as a platform for sponsorship and other marketing opportunities, such as contests and sweepstakes, and as strong marketing vehicles for the respective brands, as they keep the brands “top of mind” for the youngest generation, and in a space (the online world) where they increasingly go.

In February 2012, we entered into an agreement with U.S. Youth Soccer to create the “US Soccer Clubhouse” website and hired a third party to build the US Soccer Clubhouse website at an initial cost of approximately $125,000, of which we paid $50,000 at closing and $3,000 a month for the next twenty-five months. We have not yet generated any revenue from this agreement.

On May 21, 2012, we entered into an agreement with a note holder to form Dolphin Kids Club LLC. Under the terms of the agreement, the note holder agreed to convert $1,500,000 aggregate principal amount of its note into equity of Dolphin Kids Club, LLC and made additional capital contributions of $1,500,000 during the year ended December 31, 2012.  In exchange the note holder received a 25% membership interest in the newly formed entity. We hold the remaining 75% and thus controlling interest in the entity. The purpose of this entity is to create and operate online Kids Clubs for selected charitable, educational and civic organizations. The agreement encompasses Kids Clubs created between January 1, 2012 and December 31, 2016. It is a “gross receipts agreement” and we are responsible for paying all associated operating expenses. Net income will be attributable to each member based on the thresholds established in the operating agreement of the entity. Dolphin Kids Clubs, LLC has been consolidated in our consolidated financial statements with amounts attributable to the noncontrolling interest presented as a separate component of shareholders’ equity. As of June 30, 2014 and December 31, 2013, the Company recorded a noncontrolling interest of $3,000,000 for the 25% interest in Dolphin Kids Clubs LLC.

In 2013, the Company entered into an agreement with a United Way Worldwide to create Club Connect.  Club Connect is a kids club that promotes the organization’s philanthropic philosophy and encourages literacy in elementary school age children.  According to various studies, high school drop-out rates have a direct, proportional correlation to 3rd grade reading proficiency. If a child is already behind in their reading proficiency after 3rd grade, they are over 4x more likely to drop-out of high school (a rate which increases to 10x for minority children). In the U.S., nearly 60% of fourth graders are not reading at their grade level. Club Connect is an online site that offers reading activities, articles and games. It also promotes parent engagement by emailing parents and continuously messaging the importance of reading and parent involvement to achieve reading proficiency. Club Connect has also partnered with Scholastic Books to provide a Reading Oasis to schools that are sponsored by a donor. Donors may sponsor a school for $10,000 which entitles each child in the school to receive an annual Club Connect membership and a Reading Oasis for the school. A Reading Oasis is a location in a school that is transformed into a reading room. Scholastic Books will provide the Reading Oasis with hundreds of books (K-3), listening library, colorful bean bag chairs, a reading themed carpet, book cases, and a stereo listening center with four headphones. During the quarter ended June 30, 2014, several schools were sponsored by a donor for programs that were installed during back to school in the third quarter of 2014.  Pursuant to the terms of the agreement, the Company will share revenues derived from net memberships to Club Connect with the philanthropic organization. We recorded approximately $9,000 in deferred revenue on its condensed consolidated balance sheet as of June 30, 2014 related to the funds received for these schools.  During the three and six months ended June 30, 2014, we did not recognize any revenue from Kids Clubs.

During the year ended December 31, 2013, the Company incurred approximately $90,000 in expenses related to this agreement. For the three and six months ended June 30, 2014 the Company did not incur expenses related to agreement.

RESULTS OF OPERATIONS

For the three and six months ended June 30, 2014 as compared to the three and six months ended June 30, 2013

Revenue

Production

We recognized $51,192 and $787,180 of revenues from online content for the six months ended June 30, 2014 and 2013, respectively and $48,692 and $17,560 for the three months ended June 30, 2014 and 2013, respectively. These were derived from online productions that premiered in 2012.  The production revenues in the three and six months ended June 30, 2014 were mainly derived from the sale of licensing rights of its productions in foreign territories.  Revenues decreased primarily due to a decrease in revenues generated from its production of Cybergeddon.  This decrease is part of the normal business cycle as the production was completed during the year ended December 31, 2012 and a majority of the revenue was recognized during 2012 and 2013.

Services

During the six months ended June 30, 2014, we recorded service revenue of $1,000,000 related to an agreement with a related party (as described above) and $500,000 was recorded from this source of revenue during the six months ended June 30, 2013 as the agreement was effective April 1, 2013.

As part of our services business, we have partnered with several organizations to create various Kids Clubs, including Club Connect.  During the three and six months ended June 30, 2014, we recorded approximately $9,000 of deferred revenue but did not recognize any revenue from these services.

Expenses

We incurred direct costs mainly related to the amortization of capitalized production costs of $38,017 and $658,515 for the six months ended June 30, 2014 and 2013 and $36,167 and $23,995 for the three months ended June 30, 2014 and 2013. Payroll costs increased by $287,409 from $513,996 for the six months ended June 30, 2013 to $801,405 for the six months ended June 30, 2014 and by $136,131 from $255,174 for the three months ended June 30, 2013 to $391,305 for the three months ended June 30, 2014. The increase is mainly due to us increasing headcount by five people.

General and administrative costs decreased by $608,358 from $1,458,789 for the six months ended June 30, 2013 to $850,431 for the six months ended June 30, 2014 and by $315,560 from $769,907 for the three months ended June 30, 2013 to $454,347 for the three months ended June 30, 2014. The decrease is mainly due to an overall decrease of approximately $358,000 in the use of consultants. During the six months ended June 30, 2013, we paid a license fee of $58,000, legal fees of $74,000 and web development costs of $45,000 that were not recurring in nature. We have also decided to cut back on travel and recorded approximately $47,000 less of travel and entertainment for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013.

Other Income and expenses

Other income/(expenses) increased for the three months ended June 30, 2015 from expenses of 106,001 to expenses of 152,455 and for the six months ended June 30, 2015 from expenses of 201,161 to expenses of 305,979, principally due to an increase in interest expense and $48,918 of other income arising from the partial forgiveness of a note that was recognized in three and six months ended June 30, 2013.  Interest expense increased by approximately $57,000 for the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 primarily due to an increase in the principal balance of the note from our CEO.

Net Loss

The net loss was $485,582 or $(.01) per share and $944,640 or $(.01) per share based on 81,892,352 weighted average shares outstanding for the three and six months ended June 30, 2014 as compared to a loss of $637,517 or $(.01) per share and $1,545,281 or $(.01) per share based on 81,892,352 weighted average shares outstanding for the three and six months ended June 30, 2013. The increase in net loss was a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flows used in operating activities decreased from $1,814,747 for the six months ended June 30, 2013 to $195,486 for the six months ended June 30, 2014. The decrease is primarily due to the decreased loss and increased collections on receivables in 2014 versus 2013. In addition, during the six months ended June 30, 2014 increased deferred revenues, increased current liabilities and decreased capitalized production costs contributed to lower cash flows used in operations.

Cash flows used for investing activities increased by approximately $63,000 from $10,280 for the six months ended June 30, 2013 to $73,141 for the six months ended June 30, 2014 manly due to the purchase of furniture for the new Los Angeles office.

Cash flows used by financing activities increased by $2,630,000 from a net cash inflow of $2,320,000 for the six months ended June 30, 2013 to a net cash outflow of $310,000 for the six months ended June 30, 2014. This is mainly due to our receiving net funds of $2,350,000 for the six months ended June 30, 2013 from our CEO. For the six months ended June 30, 2014, we did not receive any funds related to financing activities and used $310,000 to pay down the note to our CEO and other notes payable and debt.

Financing Arrangements

During 2011 and 2012, we secured financing for a slate of projects through Equity Finance Agreements in the amount of $1,000,000 that were entered into during 2011 and 2012. Pursuant to the terms of the agreements, we were permitted to invest in projects through January 1, 2013.  Lenders are then entitled to share in the future revenues of any of these productions for which the funds invested were used.  These funds were allocated across eleven projects.  Lenders are entitled to receive, from the producers’ gross receipts generated by the eleven projects, (i) first, a return of their principal, (ii) second, a preferential return of 15% of their principal and (iii) third, a fifty percent (50%) split of any additional producers’ gross receipts (with the Company receiving the other fifty percent).  The agreement defines “producers’ gross receipts” as the net profit of the production after all costs have been paid and after the actors and others have been paid their pro rata share of any subsequent revenue.  Each of the agreements provides that the Company is entitled to earn a producer’s fee of up to $250,000 per production which is considered part of the expenses of the project and paid prior to calculation of the producers’ gross receipts.

Based on the gross producers’ revenues through June 30, 2014, we are not required to pay the lenders any amount in excess of the existing liability already recorded as of June 30, 2014 and December 31, 2013.  Two of the productions were completed as of June 30, 2014 and there was immaterial producer gross revenue generated as defined in the Equity Finance Agreements as of June 30, 2014.  To the extent that we generate additional gross producer revenues subsequent to quarter end, the lenders would be entitled to receive their pro rata share of such revenue.

Going Concern

Our independent auditors issued an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern based upon our net loss for the year ended December 31, 2013, our accumulated deficit as of December 31, 2013, and our level of working capital. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is planning to raise any necessary additional funds through loans, financing at the subsidiary level and additional sales of its common stock; however, there can be no assurance that we will be successful in raising any necessary additional loans or capital.

Critical Accounting Policies

See “Summary of Significant Accounting Policies” in the Notes to the unaudited condensed consolidated financial statements and our current annual report on Form 10-K for the year ended December 31, 2013 for discussion of significant accounting policies, recent accounting pronouncements and their effect, if any, on us. These policies have been followed for the six months ended June 30, 2014.

Recent Accounting Pronouncements

Recent accounting pronouncements that we have adopted or will be required to adopt in the future are summarized below.

In May 2014, the FASB issued an accounting standard update relating to the recognition of revenue from contracts with customers, which will supersede most current U.S. GAAP revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The guidance will be effective for our fiscal year beginning January 1, 2017, and can be applied either retrospectively or under a cumulative-effect transition method. We are currently evaluating the impact that the adoption of this new guidance will have on our consolidated financial statements.

Other recent Accounting Standards Updates not effective until after June 30, 2014 are not expected to have a significant effect on our consolidated financial position or results of operations.

Off-Balance Sheet Arrangements

As of June 30, 2014, we did not have any off-balance sheet arrangements.